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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE TO/A
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                             ----------------------

                            MICROTOUCH SYSTEMS, INC.
                       (Name of subject company (issuer))

                            EQUINOX ACQUISITION, INC.
                   MINNESOTA MINING AND MANUFACTURING COMPANY
                      (Names of filing persons (offerors))

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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            Including the Associated Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                             ----------------------

                                   595145 103
                        ---------------------------------
                      (CUSIP Number of Class of Securities)

                              Gregg M. Larson, Esq.
                           Assistant General Counsel,
                               Assistant Secretary
                   Minnesota Mining and Manufacturing Company
                                    3M Center
                            St. Paul, Minnesota 55144
                                 (651) 733-2204
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                   COPIES TO:
                              John T. Kramer, Esq.
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 340-2600

                            CALCULATION OF FILING FEE
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           TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
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              $173,193,489.00                           $34,638.70
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  * For purposes of calculating the filing fee only, this calculation assumes the purchase of 8,247,309 shares of common stock of MicroTouch Systems, Inc., including the associated preferred stock purchase rights (together, the "Shares") at the tender offer price of $21.00 per Share. The Shares include both 6,491,823 outstanding shares of common stock and 1,755,486 outstanding options.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

    Amount Previously Paid:.....$173,193,489.00  Filing Party:......Equinox Acquisition, Inc. and
                                                                    Minnesota Mining and Manufacturing Company
    Form or Registration No.:...Schedule TO      Date Filed:........November 17, 2000

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:
      [X] third-party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [ ] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on November 17, 2000 by Equinox Acquisition, Inc., a Massachusetts corporation (the "Purchaser") and a wholly owned subsidiary of Minnesota Mining and Manufacturing Company, a Delaware corporation ("Parent"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of MicroTouch Systems, Inc., a Massachusetts corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Rights Agreement, dated as of January 19, 1996, between the Company and The First National Bank of Boston, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares") at a purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendement No. 1 to Schedule TO is being filed on behalf of the Purchaser and Parent.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented by the following:

     On December 7, 2000, Parent issued a press release announcing the early termination of the HSR Act waiting period in respect of the Offer, a copy of which is attached hereto as Exhibit (a)(1)(I) and is incorporated hereby by reference.

ITEM 12. EXHIBITS.

Exhibit
Number        Description
------        -----------

*(a)(1)(A) -- Offer to Purchase dated November 17, 2000.
*(a)(1)(B) -- Letter of Transmittal.
*(a)(1)(C) -- Notice of Guaranteed Delivery.
*(a)(1)(D) -- Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.
*(a)(1)(E) -- Letter to Clients for use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.
*(a)(1)(F) -- Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
*(a)(1)(G) -- Press Release issued by Parent on November 13, 2000 and Press
              Release issued by the Company on November 13, 2000.
*(a)(1)(H) -- Summary Advertisement published November 17, 2000.
 (a)(1)(I) -- Press Release issued by Parent on December 7, 2000.
*(d)(1)    -- Agreement and Plan of Merger, dated as of November 13, 2000, among
              Parent, the Purchaser and the Company.
*(d)(2)    -- Shareholders Agreement, dated November 13, 2000, among Parent, the
              Purchaser and certain officers and directors of the Company.
*(d)(3)    -- Stock Option Agreement, dated November 13, 2000, between Parent and the Company.

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*Previously filed


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


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       EQUINOX ACQUISITION, INC.



                                       By:      /s/ J.L. Yeomans
                                           -------------------------------------
                                           Name:  J.L. Yeomans
                                           Title: Treasurer

                                       MINNESOTA MINING AND MANUFACTURING
                                       COMPANY


                                       By:      /s/ J.L. Yeomans
                                           -------------------------------------
                                           Name:  J.L. Yeomans
                                           Title: Vice President and Treasurer

                                       Dated: December 7, 2000


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


                                INDEX TO EXHIBITS

Exhibit
Number         Document
------         --------

*(a)(1)(A)     Offer to Purchase dated November 17, 2000.
*(a)(1)(B)     Letter of Transmittal.
*(a)(1)(C)     Notice of Guaranteed Delivery.
*(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.
*(a)(1)(E)     Letter to Clients for use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.
*(a)(1)(F)     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
*(a)(1)(G)     Press Release issued by Parent on November 13, 2000; Press
               Release issued by the Company on November 13, 2000.
*(a)(1)(H)     Summary Advertisement published November 17, 2000.
 (a)(1)(I)     Press Release issued by Parent on December 7, 2000.
*(b)           Not applicable.
*(d)(1)        Agreement and Plan of Merger, dated as of November 13, 2000, among Parent, the Purchaser and the Company.
*(d)(2)        Shareholders Agreement, dated November 13, 2000, among Parent, the Purchaser and certain officers and directors of the
               Company.
*(d)(3)        Stock Option Agreement, dated November 13, 2000, between Parent and the Company.
*(g)           Not applicable.
*(h)           Not applicable.

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*Previously filed


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